[LETTERHEAD OF RALPH LAUREN CORPORATION]

September 7, 2011

VIA EDGAR

Attention:  Mr. John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ralph Lauren Corporation Form 10-K for the Fiscal Year Ended April 2, 2011 Filed May 26, 2011

Dear Mr. Reynolds:

We are writing in response to the comment contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Mr. Ralph Lauren, Chief Executive Officer and Chairman of the Board of Ralph Lauren Corporation (formerly known as Polo Ralph Lauren Corporation, the “Corporation”) dated August 31, 2011 (the “Comment Letter”), regarding the above-referenced filing.  The Staff’s comment and related response from the Corporation are set forth below.

In responding to the Staff’s comment, we acknowledge that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
September 7, 2011

Staff’s Comment

Form 10-K for the Fiscal Year Ended April 2, 2011 Filed May 26, 2011

Exhibits

1.
We note your response to comment one of our letter issued on August 15, 2011, that you “will file unredacted versions of the above-referenced schedules, exhibits, and/or attachments in their entirety with its next periodic report, or request confidential treatment with respect to the redacted portions.” Please confirm that you will file Exhibits 10.27, 10.28, 10.29, and 10.30 in their entirety, including all schedules, exhibits, and/or attachments with your next periodic report, or request confidential treatment for any redacted portions. It is unclear whether you only intend to file the omitted attachments.

Response to Comment 1

The Corporation confirms that it will file Exhibits 10.27, 10.28, 10.29, and 10.30 in their entirety, including all schedules, exhibits, and/or attachments with its next periodic report, or request confidential treatment for any redacted portions.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 705-8325.

Very truly yours,

/s/ Avery S. Fischer
Avery S. Fischer
Senior Vice President and General Counsel

cc:	Tracey T. Travis
Ralph Lauren Corporation

Raphael M. Russo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP